Ambac Announces Disapproval of Interest Payments on Surplus Notes

Provides Additional Information Related to Proposed Amendments to
Plan of Rehabilitation of Segregated Account

NEW YORK, NY, April 29, 2014 (GLOBE NEWSWIRE) -- Ambac Financial Group, Inc. (Nasdaq: AMBC) ("Ambac"), a holding company whose subsidiaries provide financial guarantees and other financial services to clients in both the public and private sectors globally, announced today that the Wisconsin Commissioner of Insurance (the “Commissioner”) has disapproved the requests of Ambac Assurance Corporation (“Ambac Assurance”) and the Segregated Account of Ambac Assurance Corporation (the “Segregated Account”) to pay accrued interest on surplus notes (“Surplus Notes”) issued by Ambac Assurance and the Segregated Account, respectively, on their next scheduled interest payment date of June 7, 2014.
As previously announced, the Commissioner, in his capacity as Court-appointed rehabilitator of the Segregated Account (the “Rehabilitator”), is seeking approval from the Rehabilitation Court (Circuit Court of Dane County, Wisconsin) to amend the Rehabilitation Plan of the Segregated Account (the “Plan”), with a hearing currently scheduled for June 11, 2014. If the motion is approved, the Rehabilitator has confirmed that he intends to (i) increase the percentage of the initial cash payments (“Interim Payments”) for permitted policy claims from 25% to 45% with effect from the later of July 20, 2014, and, if the amended Plan is not effective as of such date, the first Payment Date (generally, the 20th of the month) specified by the Rehabilitator following the amended Plan effective date (the “Reconciliation Date” as defined in the amended Plan), and (ii) pay to policyholders who received 25% Interim Payments, catch-up payments equal to 26.67% of the remaining balance of such claims (“Deferred Amounts”) (including interest thereon) outstanding on the Reconciliation Date.
If the amended Plan is approved, the Rehabilitator expects the catch-up payments to be made after the first reconciliation of Deferred Amounts with policyholders under the amended Plan, and in any event, no sooner than November 20, 2014 (the “Deferred Payment Date”).
Although the Commissioner has disapproved the payment of interest on the Surplus Notes on June 7, 2014, if the amendments to the Plan are approved by the Rehabilitation Court and the Commissioner approves the payment of a portion of the Deferred Amounts, a redemption of Surplus Notes (excluding junior surplus notes) would also be required pursuant to the amended Plan and the Settlement Agreement entered into by Ambac Assurance and various settling counterparties on June 7, 2010. The Rehabilitator has indicated that he anticipates that a portion of the Surplus Notes, together with all accrued and unpaid interest on such portion, will be redeemed on the Deferred Payment Date. The aggregate amount to be applied against such redemption will be equal to 26.67% of the sum of par on all Surplus Notes and accrued and unpaid interest thereon, in each case, outstanding as of the Reconciliation Date.

As of today’s date and pending the hearing on the motion, there can be no assurances that the motion will be approved by the Rehabilitation Court, nor that any increase in the Interim Payments or any payment of any Deferred Amounts or redemption of Surplus Notes will occur.
Copies of the Court filings, including the Plan, as amended, the Payment Guidelines and other supporting documents, as well as information regarding the hearing scheduled by the Rehabilitation Court are available at the website maintained by the Rehabilitator in connection with the Segregated Account rehabilitation proceedings at www.ambacpolicyholders.com.
Further details relating to the rehabilitation proceedings of the Segregated Account generally can be found at www.ambac.com in Ambac’s Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 3, 2014.
About Ambac
Ambac Financial Group, Inc., headquartered in New York City, is a holding company whose subsidiaries, including its principal operating subsidiary, Ambac Assurance Corporation ("Ambac Assurance"), Everspan Financial Guarantee Corp., and Ambac Assurance UK Limited, provide financial guarantees and other financial services to clients in both the public and private sectors globally. Ambac Assurance, including the Segregated Account of Ambac Assurance (in rehabilitation), is a guarantor of public finance and structured finance obligations. Ambac Financial Group, Inc. is also exploring opportunities involving the acquisition and/or development of new financial services businesses. Ambac Financial Group Inc.'s common stock trades on the NASDAQ Global Select Market. For more information, please go to www.ambac.com.

Contact
Abbe F. Goldstein, CFA
Managing Director, Investor Relations and Corporate Communications
Ambac Financial Group, Inc.
(212) 208-3222
agoldstein@ambac.com

Forward-Looking Statements
Certain statements in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ, possibly materially, from those included in these statements due to a variety of factors. Important factors that could cause our results to differ, possibly materially, from those indicated in the forward-looking statements include, among others, those discussed under “Risk Factors” in Part I, Item 1A of Ambac Financial Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013.

Source: Ambac Financial Group, Inc.